UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

VictoryBase Corporation
(Exact name of issue as specified in the issuer’s charter)

Delaware	85-3850063
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PO Box 617, Roanoke, Texas	76262
(Address of principal executive offices)	(Zip Code)

(469) 694-2707
(Phone)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

VictoryBase Corporation, a Delaware corporation (the “Company”), is filing this Special Financial Report on Form 1-K pursuant to Rule 257(b)(2) of Regulation A promulgated under the Securities Act of 1933, as amended, because the offering statement on Form 1-A, which was qualified by the U.S. Securities and Exchange Commission on March 9, 2022, relating to an offering of up to 7,500,000 shares of the Company’s Common Stock, did not contain audited financial statements for the Company’s most recent fiscal year ended December 31, 2021, which is the fiscal year preceding the fiscal year in which the offering statement became qualified. Such offering has not been terminated or completed prior to the filing of this Form 1-K.

-i-

Combined Financial Statements and Report of Independent Certified Public Accountants and Supplementary Information

VictoryBase Corporation and Affiliates

December 31, 2021 and 2020

-ii-

VictoryBase Corporation and Affiliates

-iii-

Independent Auditor’s Report

Board of Directors and Stockholder

VictoryBase Corporation and Affiliates

Opinion

We have audited the accompanying combined financial statements of VictoryBase Corporation and Affiliates (the “Company”), which comprise the combined balance sheets as of December 31, 2021 and 2020, and the related combined statements of operations, changes in stockholders’ equity (deficit), and cash flow for the year ended December 31, 2021 and the period from August 13, 2020 to December 31, 2020, and the related notes to the combined financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Combined Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the combined financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined financial statements.

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplemental Schedules

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Very truly yours,

MCNAMARA AND ASSOCIATES, PLLC

Tampa, Florida

July 7, 2022

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO:  1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA:  2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

VictoryBase Corporation and Affiliates
Combined Balance Sheets
As of December 31, 2021 and 2020

Assets	2021	2020
Current assets
Cash	$149,546	$2,000
Prepaid offering costs	167,366	85,364
Total current assets	316,912	87,364

Property and equipment, net	6,055,347	—
Other assets	327,528	—
Total assets	$6,699,787	$87,364

Liabilities and Stockholder’s Equity(Deficit)
Current liabilities
Accounts payable	$2,818	$—
Accrued expenses	131,794	—
Related party payable	455,631	229,602
Total current liabilities	590,243	229,602

Notes payable	2,643,201	—
Total liabilities	3,233,444	229,602

Stockholder’s equity (deficit)
Class A common stock, 10,000,000 authorized 25,000 and 1,000,000 outstanding as of December 31, 2021 and 2020, respectively	25	1,000
Class B common stock, 10,000,000 authorized 1,000,000 outstanding as of December 31, 2021 and 2020	1,000	1,000
Additional paid in capital	975	—
Member’s equity	3,672,575	—
Retained deficit	(208,232)	(144,238)
Total stockholder’s equity(deficit)	3,466,343	(142,238)

Total liabilities and stockholders’ equity(deficit)	$6,699,787	$87,364

The accompanying notes are an integral part of these financial statements.

VictoryBase Corporation and Affiliates
Combined Statements of Operations
For the Year Ended December 31, 2021 and from August 13, 2020 to December 31, 2020

	2021	2020
Revenues	$249,098	$—
Operating expense
Depreciation expense	158,562	—
General and administrative	143,352	144,238
Maintenance expense	41,167	—
Property tax expense	17,249	—
Total operating expenses	360,330	144,238
Operating income (loss)	(111,232)	(144,238)

Other income (expense):
Interest expense	(28,301)	—
	(28,301)	—
Net income before income taxes	(139,533)	(144,238)
Income tax benefit (expense)	—	—
Net income	(139,533)	(144,238)

The accompanying notes are an integral part of these financial statements.

VictoryBase Corporation and Affiliates
Combined Statements of Cash Flows
For the Year Ended December 31, 2021 and from August 13, 2020 to December 31, 2020

	2021	2020
Cash from operating activities
Net loss	$(139,533)	$(144,238)
Adjustments to reconcile net income provided by operating activities:
Depreciation and amortization	158,562	—
Increase (decrease) in cash due to changes in:
Accounts payable	2,818	—
Accrued expenses	131,794	—
Net cash provided by operating activities	153,641	(144,238)

Cash flows from investing activities
Escrow deposits	(327,528)	—
Net purchase of property and equipment	(6,213,909)	—
Net cash used by investing activities	(6,541,437)	—

Cash flows from financing activities
Proceeds from notes payable	2,643,201	—
Contribution by shareholder	6,102,857	2,000
Distributions to shareholder	(2,354,743)	—
Related party payable	226,029	229,601
Prepaid offering costs	(82,002)	(85,363)
Net cash provided by financing activities	6,535,342	146,238
Net increase in cash	147,546	2,000
Cash, beginning of period	2,000	—
Cash, end of period	$149,546	$2,000

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$28,301	$—
Cash payments for taxes	$—	$—

Non-cash financing activities Share return	$975	$—

The accompanying notes are an integral part of these financial statements.

VictoryBase Corporation and Affiliates
Combined Statements of Stockholders’ Equity (Deficit)
For the Year Ended December 31, 2021 and from August 13, 2020 to December 31, 2020

	Class A Common Stock	Class A Common Stock Par $.001	Class B Common Stock	Class B Common Stock Par $.001	Additional Paid in Capital	Retained Deficit	Noncontrolling Interest	Total Equity
Balance, August 13, 2020	—	$—	—	$—	$—	$—	$—	$—
Class A share issuance	1,000,000	1,000	—	—	—	—	—	1,000
Class B share issuance	—	—	1,000,000	1,000	—	—	—	1,000
Net loss	—	—	—	—	—	(144,238)	—	(144,238)
Balance, December 31, 2020	1,000,000	$1,000	1,000,000	$1,000	$—	$(144,238)	$—	$(142,238)
Contribution by shareholder	—	—	—	—	—	—	6,102,857	6,102,857
Share forfeiture	(975,000)	(975)	—	—	975	—	—	—
Distributions to shareholder	—	—	—	—	—	—	(2,354,743)	(2,354,743)
Net loss	—	—	—	—	—	(63,994)	(75,539)	(139,533)
Balance, December 31, 2021	25,000	$25	1,000,000	$1,000	$975	$(208,232)	$3,672,575	$3,466,343

The accompanying notes are an integral part of these financial statements.

VictoryBase Corporation and Affiliates
Notes to Combined Financial Statements
December 31, 2021 and 2020

Note A – Nature of Business and Organization

VictoryBase Corporation and Affiliates refers to the combined accounts of the following group of companies:

VictoryBase Corporation and Affiliates (“VBC”); VictoryBase Holdings LLC (“VBH”); and VictoryBase SC1 LLC (“VBS”) (hereinafter collectively referred to as the “Company”).

The following summarizes the background of each of the companies included in the accompanying combined financial statements:

•	VBC was incorporated in August 2020 in the State of Delaware. Headquartered in Southlake, Texas. The Company makes residential real estate assets available for occupancy by its customers under base agreements.
•	VBH was formed in December 2020 as a Texas limited liability company. The Company is a holding company for VBS and grants VBC and its customers the right to occupy residential real estate assets controlled by VBH under one or more control agreements.
•	VBS was formed in February 2021 as a Texas limited liability company. The Company purchases and holds residential real estate assets and makes such assets available for control by VBH under one or more control agreements.

Note B – Significant Accounting Policies

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation

The accompanying combined financial statements include the accounts of VBC, VBH and VBS, which are under common ownership and management and are related in their operations. All significant intercompany balances and transactions have been eliminated in combination.

Recently Issued Accounting Standards Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842), intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases will take effect for all non-public companies for fiscal years beginning after December 15, 2021.

On December 18, 2019, FASB issued Accounting Standards Update ASU 2019-12, Income Taxes (Topic 740), on Simplifying the Accounting for Income Taxes. The decisions reflected in the ASU update specific areas of ASC 740, Income Taxes, to reduce complexity while maintaining or improving the usefulness of the information provided to users of combined financial statements. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company does not believe that adoption will have a material impact on the combined financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption.

VictoryBase Corporation and Affiliates
Notes to Combined Financial Statements
December 31, 2021 and 2020

Note B – Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major additions and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expenses currently. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term, while all other assets are depreciated over estimated useful lives.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets such as property, plant and equipment and intellectual property subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2021 and 2020.

Revenue Recognition

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when:

(i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time.

Contracts are established with VBC’s customers directly. The Company has determined that each base agreement with VBC’s customers has one performance obligation. The Company recognizes all revenue at a point in time when the Company’s performance obligation is completed. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Payment is received once approved by the customer in accordance with each contract’s payment terms. Sales taxes and other similar taxes are excluded from revenue.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740"). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2021 and 2020. The Company’s 2020 and 2021 tax years are open for examination for federal and state taxing authorities.

VictoryBase Corporation and Affiliates
Notes to Combined Financial Statements
December 31, 2021 and 2020

Note B – Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational, Equity Transaction and Related Costs

Organization and equity transaction costs of the Company are initially being paid by the Company or their affiliates on behalf of the Company. These organization and equity transaction costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s Articles of Incorporation (the “Articles of Incorporation”) dated August 13, 2020, and the Amendment and Restatement thereof on December 21, 2020, the Company will be obligated to reimburse the Company, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

The Company may make reimbursement payments in one or more installments.

As of December 31, 2021 and 2020, the Company has incurred organization and equity transaction costs. These costs in the amount of approximately $385,000 and $230,000 are recorded in related party payables in the accompanying balance sheet as of December 31, 2021 and 2020, respectively. The Company is confident that the equity offering will close in fiscal 2022 and has recorded prepaid equity transaction related costs as of December 31, 2021 and 2020 of approximately $167,000 and $85,000, respectively.

Fair Value

ASC 820-10-05 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under ASC 820-10-05 are described below:

Level 1 - Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs, other than quoted market prices in active markets that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 - Prices or valuations that require unobservable inputs that are both significant to the fair measurement and unobservable. Valuation under level 3 generally involves a significant degree of judgment from the investment advisor. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for the investments existed.

VictoryBase Corporation and Affiliates
Notes to Combined Financial Statements
December 31, 2021 and 2020

Note B – Significant Accounting Policies (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s goodwill is considered to be a non-recurring fair value measurement.

Note C – Property, Plant and Equipment, Net

The Company’s property, plant and equipment at December 31, 2021 and 2020 consist of the following:

	2021	2020	Lives
Houses	$6,136,863	$—	20 years
Furniture and fixtures	77,046	—	7 years
Total depreciable property and equipment	6,213,909	—
Less: accumulated depreciation	(158,562)	—
Net property, plant, and equipment	$6,055,347	$—

Total depreciation expense for the year ended December 31, 2021 was approximately $159,000. The Company acquired 26 homes in fiscal 2021.

Note D – Notes Payable

On September 8, 2021 the Company entered into a Notes Payable agreement for a maximum of $7,850,000 with a financial institution for the financing of 48 homes. The Notes Payable had a balance of approximately $2,643,000 as of December 31, 2021. The Notes Payable accrues interest at prime plus 1.50% (4.75% as of December 31, 2021) with interest payable on a monthly basis and principal and interest based on a 30 year amortization of the note beginning 25 months after the September 8, 2021 loan commencement date. The loan matures with a lump sum payment of the remaining principal on the maturity date of September 5, 2024. The Company has two twelve month extension options available assuming the proper extension is filed and the Company is not in default of the loan.

Future maturities of senior term notes payable at December 31, 2021 are as follows:

Year Ending December 31,
2022	$—
2023	37,000
2024	2,606,201
Total	$2,643,201

Note E – Related Party Transactions

The Company has a related party payable to its majority shareholder for approximately $456,000 and $230,000 as of December 31, 2021 and 2020, respectively. These funds were provided to the combined entities to begin operations.

VictoryBase Corporation and Affiliates
Notes to Combined Financial Statements
December 31, 2021 and 2020

Note F – Stockholder’s Equity

Common Stock

As of December 31, 2020, the total number of shares of all classes of stock that VBC is authorized to issue is Eleven Million (11,000,000), consisting of:

1.	Ten Million (10,000,000) shares of Class A common stock, with a par value of $0.001 per share (the “Class A Common Stock”); and
2.	One Million (1,000,000) shares of Class B common stock, with a par value of $0.001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”).

Each share of Class A Common Stock shall entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote.

Each share of Class B Common Stock shall entitle the record holder thereof to one million (1,000,000) votes on all matters on which stockholders generally are entitled to vote.

Except as otherwise required in the Amended and Restated Articles of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class on all matters.

Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Amended and Restated Articles of Incorporation.

The Class A Common Stock, as a class, holds 100% of the economic interests of the Company. The Class B Common Stock, as a class, holds virtually all of the voting interest in the Company. The Company sold 1,000,000 Class A Common Stock to Victory Base RE, LLC (“VBRE”) for $1,000 and has sold 1,000,000 shares of Class B Common Stock, non-economic super voting (1,000,000 votes per share) shares to VBRE for $1,000 during the period from inception to December 31, 2020. During fiscal 2021 an agreement was reached with the sole shareholder to forfeit 975,000 shares of Class A stock.

During the year ended December 31, 2021, a shareholder contributed approximately $6,300,000 and received distributions back of approximately $2,400,000 related to VBS.

Note G – Income Taxes

	2021	2020
Income tax provision (benefit) at statutory rate of 21%	$(13,500)	$(30,290)
State taxes at 0%, net of federal benefit	—	—
Nondeductible items	—	—
Subtotal	(13,500)	(30,290)
Change in valuation allowance	13,500	30,290
Income Tax Expense	$—	—
Net deferred tax assets and liabilities were comprised of the following:
Net Operating Losses	$43,790	30,290
Valuation allowance	(43,790)	(30,290)
Deferred tax asset, net	$—	$—

As of December 31, 2021, the Company has estimated tax net operating loss carryforwards of approximately $208,000 which can be carried forward indefinitely. Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

VictoryBase Corporation and Affiliates
Notes to Combined Financial Statements
December 31, 2021 and 2020

Note H – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

As of December 31, 2021, the Company had a commitment to purchase an additional 22 houses for approximately $4,900,000.

Note I – Subsequent Events

Subsequent to December 31, 2021, the Company purchased 22 more homes for approximately $4,900,000. These homes were purchased using the Company’s remaining availability on its Notes Payable.

Management has assessed subsequent events through July 7, 2022 the date on which the financial statements were available to be issued.

VictoryBase Corporation and Affiliates
Combined Balance Sheet
As of December 31, 2021

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Eliminations	Combined
Assets
Current assets
Cash	$72,564	$—	$76,982	$—	$149,546
Prepaid offering costs	167,366	—	—	—	167,366
Total current assets	239,930	—	76,982	—	316,912

Property and equipment, net	—	—	6,055,347	—	6,055,347
Escrow for future home purchases	—	—	327,528	—	327,528
Total assets	$239,930	$—	$6,459,857	$—	$6,699,787

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$—	$—	$2,818	$—	$2,818
Accrued expenses	60,960	—	70,834	—	131,794
Related party payable	385,202	—	70,429	—	455,631
Total current liabilities	446,162	—	144,081	—	590,243

Notes payable	—	—	2,643,201	—	2,643,201

Total liabilities	446,162	—	2,787,282	—	3,233,444

Stockholders’ equity
Common stock Class A	25	—	—	—	25
Common stock Class B	1,000	—	—	—	1,000
APIC	975	—	—	—	975
Retained earnings	(208,232)	—	(75,538)	—	(283,770)
Members’ equity	—	—	3,748,113	—	3,748,113
Total stockholders’ equity	(206,232)	—	3,672,575	—	3,466,343

Total liabilities and stockholders’ equity	$239,930	$—	$6,459,857	$—	$6,699,787

See accompanying accountants’ report

VictoryBase Corporation and Affiliates
Combined Statement of Operations
As of December 31, 2021

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Eliminations	Combined

Revenues	$249,098	240,891	240,891	$(481,782)	$249,098

Operating expenses
Depreciation expense	—	—	158,562	—	158,562
General and administrative	72,201	—	71,151	—	143,352
Maintenance expense	—	—	41,167	—	41,167
Property tax expense	—	—	17,249	—	17,249
Subcontrol agreement expense	240,891	240,891	—	(481,782)	—
	313,092	240,891	288,129	(481,782)	360,330

Operating loss	(63,994)	—	(47,238)	—	(111,232)

Other income (expense)
Interest expense	—	—	(28,301)	—	(28,301)
	—	—	(28,301)	—	(28,301)

Net income (loss) before taxes	(63,994)	—	(75,539)	—	(139,533)

Income tax benefit	—	—	—	—	—
Net income (loss)	(63,994)	—	(75,539)	—	(139,533)

See accompanying accountants’ report

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICTORYBASE CORPORATION

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

July 7, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Thomas Paquin
Thomas Paquin
Chief Executive Officer
Principal Executive Officer
Principal Financial Officer
Principal Accounting Officer
Sole Director

July 7, 2022